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                                                                    EXHIBIT 99.1
                                                                November 8, 2002



                              HANARO TELECOM, INC.
      EXERCISE OF RIGHT TO CONVERT OVERSEAS DEPOSITARY RECEIPTS (DRS) INTO
                               UNDERLYING STOCKS
                                 CHANGE IN DRS

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
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                                                                            No. of Underlying
                                                                          Stocks Delivered from
                                                   Balance of DRs          Previous Disclosure
                                                    at Previous              Date to Current             Balance of DRs at
  Type of DRs       No. of Stocks Delivered       Disclosure Date            Disclosure Date          Current Disclosure Date
====================================================================================================================================
  ADR                            14,041,240            15,120,920                    14,041,240                     1,079,680
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*    The number of stocks delivered is the number of DRs converted into the underlying shares from July 3, 2000 (Previous Disclosure Date) to November
     7, 2002 (Current Disclosure Date).
**   Date on which balance of ADRs was confirmed : November 7, 2002
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